UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

CAFEPRESS INC.

(Name of Subject Company)

CAFEPRESS INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12769A103

(CUSIP Number of Class of Securities)

Fred E. Durham III

Chief Executive Officer

CafePress Inc.

11909 Shelbyville Road

Louisville, Kentucky 40243

(502) 995-2229

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Jorge A. del Calvo, Esq.

Christina F. Pearson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of CafePress Inc., a Delaware corporation (“CafePress” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2018, as amended by Amendment No. 1 filed with the SEC on October 23, 2018 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Snapfish Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Snapfish, LLC, a California limited liability company (“Snapfish” or “Parent”), to purchase for cash all of the outstanding Common Stock (each Common Stock, a “Share” and collectively, the “Shares”) at a price per share of $1.48 (the “Offer Price”) net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively to the Tender Offer Statement on Schedule TO filed by Snapfish with the SEC on October 12, 2018.

This Amendment No. 2 is being filed to reflect certain supplemental disclosures set forth below in this Amendment No. 2 to the Schedule 14D-9. Although CafePress believes that no further supplemental disclosure is required under applicable laws, CafePress is making available some additional information (which it considers immaterial) to its Stockholders in this Amendment No. 2. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The last paragraph under “Compensation and Benefits of Continuing Employees” of “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between CafePress and its Executive Offices, Directors and Affiliates” on page 11 of the Schedule 14D-9 is hereby amended so that the following sentence is added to the end to read as follows:

“Additionally, other than discussions or negotiations with respect to employment-related or compensation-related matters already disclosed in this Schedule 14D-9, including the Change in Control Agreement and the Retention Award Agreements, prior to the execution of the Merger Agreement, there were no discussions or negotiations that occurred between Parent or its affiliates and any of the CafePress executive officers or directors with respect to post-transaction employment, compensation or benefits.”

Item 4.	The Solicitation or Recommendation.

“Reasons for Recommendation” of “Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended so that the following language is added before the last bulleted item on page 23 of the Schedule 14D-9:

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“The fact that the Board has the ability to grant a waiver, amendment or release under any standstill or confidentiality agreement concerning an acquisition proposal to the extent that the Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties, as provided in Section 8.2(a)(vi) of the Merger Agreement;”

The paragraphs under “Discounted Cash Flow Analysis” of “Item 4. The Solicitation or Recommendation—Opinion of Needham & Company, LLC” on page 32 of the Schedule 14D-9 are hereby amended and restated as follows:

“Discounted Cash Flow Analysis. Needham & Company performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per Share as of September 27, 2018, the trading day prior to the announcement of the Offer and the Merger. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for the Company for the projected fiscal years 2018 through 2022 using discount rates ranging from 22.0% to 26.0%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of the Company, was selected by Needham & Company utilizing its professional judgment and experience based on the following assumptions: (i) an equity market risk premium of 6.94%, (ii) a beta of 0.97, (iii) a risk free rate of 3.13%, based on the U.S. 20-year treasury bond yield as of September 27, 2018, (iv) a size-related risk premium of 11.63%, and (v) 100% equity capitalization. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of fiscal year 2022 by applying multiples ranging from 0.10x to 0.60x to the Company’s estimated fiscal year 2022 revenue. The range of multiples was selected by Needham & Company, based on its professional judgment and experience, as an illustrative range of enterprise value to LTM revenue multiples derived from the selected companies analysis and selected transactions analysis described above. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using the same range of discount rates, 22.0% to 26.0%, as described above. Needham & Company then added the ranges of implied present values of the Company’s unlevered free cash flows for the projected periods to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise value of the Company. Needham & Company then added the Company’s net cash of $21.4 million as of August 31, 2018, as provided and approved by the Board, to arrive at the ranges of illustrative implied present equity values. Needham & Company then calculated illustrative implied equity value per Share based on an estimated fully-diluted outstanding Share number of 18.2 million, including Share equivalents underlying options and restricted stock units as determined using the treasury stock method.

Needham & Company made these calculations based on the September Projections (See “—Certain CafePress Prospective Financial Information”), which implied annualized net revenue growth for the projected fiscal years 2019 through 2022 of 12.7% and, at the direction of the Board, based on certain sensitivities to the September Projections. The Board directed Needham & Company to perform these calculations based on the sensitivities to the September Projections for a number of reasons, including (i) that the Company’s net revenue had declined each year since 2013, at an average decline per year of 12.3%, (ii) that the Company’s management had revised its net revenue forecast for 2018 downward three times and (iii) the inherent uncertainties in achieving the results implied by the September Projections. The calculations based on the sensitivities to the September Projections were performed solely to illustrate for the Board the impact of the change in the Company’s revenues on the discounted cash flow analysis. The sensitivities to the September Projections do not necessarily represent an alternative business plan available to the Company. The calculations based on the sensitivities to the September Projections assumed (i) varying rates of annualized net revenue growth for the Company for the projected fiscal years 2019 through 2022, ranging from -10% to 12.5%, (ii) fixed costs and variable costs for the projected fiscal years 2019 through 2022 remaining fixed as a percentage of net revenue relative to fiscal year 2018, (iii) a discount rate of 24.0% and (iv) terminal value multiples ranging from 0.10x to 0.60x of the Company’s estimated fiscal year 2022 revenue. This analysis indicated the following illustrative implied per Share equity reference range for the Company: based on the September Projections, $2.20 to $3.79; and based on the sensitivities to the September Projections, $1.20 to $2.85.”

Item 8.	Additional Information

“Legal Proceedings Related to the Merger” of “Item 8. Additional Information” of the Schedule 14D-9 is hereby amended so that the following paragraph is added to the end to read as follows:

On October 29, 2018, Henri Beck, a purported stockholder of the Company, filed a putative class action complaint in the United States District Court for the District of Delaware, captioned Henri Beck v. CafePress Inc. et al., Civil Action No. 1:18-cv-01694-UNA (the “Beck Complaint”) against the Company and all members of the Board. Among other things, the Beck Complaint alleges that the Company, and the members of the Board, omitted to state material information in the Schedule 14D-9, rendering it false and misleading and in violation of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9. The alleged omissions concern certain standstill agreements, alleged discussions and negotiations between Snapfish and CafePress executive officers concerning continued employment and inputs and assumptions underlying the fairness opinion given by Needham & Company. In addition, the Beck Complaint alleges that the members of the Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The Beck complaint also alleges that the individual defendants breached their fiduciary duties by engaging in an inadequate sales process, agreeing to an inadequate price, agreeing to an excessive termination fee and no-solicitation and matching-offer provisions said to deter topping offers, and agreeing to receive cash for their stock and under their severance packages. The Beck Complaint seeks, among other things, an order that the action may be maintained as a class action, an order enjoining the Offer and the Merger, rescission of the Offer and the Merger if they have already been consummated or rescissory damages, a declaration that the Merger Agreement was agreed to in breach of fiduciary duties and therefore is unenforceable, an order directing the individual defendants to commence a better sales process designed to maximize shareholder value and to account for damages, and an award of costs, including attorneys’ fees and experts’ fees.”

Item 9.	Exhibits

“Item 9. Exhibits” of the Schedule 14D-9 is hereby supplemented by adding Exhibit (a)(5)(E) as described below and attached hereto.

Item 9.	Exhibits

Exhibit No.	Description

(a)(5)(E)	Complaint filed by Henri Beck against CafePress Inc., et al. (filed October 29, 2018), No. 1:18-cv-01694-UNA (D. Del.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2018	CAFEPRESS INC.

	By:	/s/ Fred E. Durham III
Fred E. Durham III
Chief Executive Officer

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